Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS elewandowski@stblaw.com

July 5, 2024

Re:	TaskUs, Inc.

Registration Statement on Form S-3

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of TaskUs, Inc. (the “Company”), we hereby submit by direct electronic transmission a Registration Statement on Form S-3 (the “Registration Statement”), relating to the proposed offering from time to time of securities by the Company and certain selling stockholders.

Please do not hesitate to contact me at (212) 455-7614 with any questions you may have regarding this submission. Please send any correspondence to Claudia Walsh, General Counsel and Corporate Secretary of the Company (claudia.walsh@taskus.com) and to me (elewandowski@stblaw.com).

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	TaskUs, Inc.

Claudia Walsh